UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Accuride Corporation
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 00439T107
(CUSIP Number)

Eric M. Ruttenberg
Terence M. O’Toole
Tinicum Capital Partners II, L.P.
Tinicum Capital Partners II Parallel Fund, L.P.
Tinicum Capital Partners II Executive Fund L.L.C.
Tinicum Lantern II L.L.C.
c/o Tinicum Lantern II L.L.C.
800 Third Avenue
40th Floor
New York, NY 10022
212-446-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) July 18, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00439T107

1	Names of Reporting Persons Tinicum Capital Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [ ] 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,275,458
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,275,458
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,275,458
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 4.79% (1)
14	Type of Reporting Person (See Instructions) PN
(1) This value is based on 47,475,570 shares, par value $0.01 (“Shares”), of common stock of Accuride Corporation (the “Issuer”) outstanding as disclosed in the Issuer’s Form 10-Q for the three month period ending March 31, 2013, filed with the Securities Exchange Commission (the “Commission”) on May 3, 2013 (the “10-Q”).

CUSIP No. 00439T107

1	Names of Reporting Persons Tinicum Capital Partners II Parallel Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [ ] 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 11,801
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 11,801
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,801
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.02% (2)
14	Type of Reporting Person (See Instructions) PN
(2) See footnote 1, above.

CUSIP No. 00439T107

1	Names of Reporting Persons Tinicum Capital Partners II Executive Fund L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [ ] 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 6,839
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 6,839
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,839
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.01% (3)
14	Type of Reporting Person (See Instructions) OO
(3) See footnote 1, above.

CUSIP No. 00439T107

1	Names of Reporting Persons Tinicum Lantern II L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [ ] 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,294,098
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,294,098
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,294,098
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 4.83% (4)
14	Type of Reporting Person (See Instructions) OO
(4) See footnote 1, above.

CUSIP No. 00439T107

1	Names of Reporting Persons Terence M. O’Toole
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [] 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,294,098
	9	Sole Dispositive Power -0-
	10	Share Dispositive Power 2,294,098
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,294,098
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 4.83% (5)
14	Type of Reporting Person (See Instructions) IN
(5) See footnote 1, above.

CUSIP No. 00439T107

1	Names of Reporting Persons Eric M. Ruttenberg
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [ ] 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,294,098
	9	Sole Dispositive Power -0-
	10	Share Dispositive Power 2,294,098
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,294,098
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 4.83% (6)
14	Type of Reporting Person (See Instructions) IN
(6) See footnote 1, above.

The Reporting Persons are filing this Amendment No. 3 (this “Amendment”) on Schedule 13D to amend the Schedule 13D filed on March 8, 2010 (as amended by Amendment No. 1, filed on December 3, 2010 (“Amendment No. 1”) and by Amendment No. 2, filed on August 8, 2011 (“Amendment No. 2”), and by this Amendment, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by Amendment No. 1, Amendment No. 2 and this Amendment, the 13D Filing remains in full force and effect.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the 13D Filing is hereby amended and restated in its entirety as follows:

(a)	The Funds

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund.

(c)
Except as set forth in the attached Exhibit 2, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Amendment No. 3 to Schedule 13D.

(d)
The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein.  The Individual Reporting Persons are managing members of the Manager.

(e)
As of the close of business on July 18, 2013, the Funds ceased to be subject to the beneficial ownership filing requirements under Section 13 of the Securities Exchange Act of 1934, as amended, as their beneficial ownership of Common Stock is now below 5% of the shares of Common Stock outstanding as disclosed in the 10-Q.

(b)	The Manager

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund.

(c)
Except as set forth in the attached Exhibit 2, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Amendment No. 3 to Schedule 13D.

(d)
The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein.  The Individual Reporting Persons are managing members of the Manager.

(e)
As of the close of business on July 18, 2013, the Manager ceased to be subject to the beneficial ownership filing requirements under Section 13 of the Securities Exchange Act of 1934, as amended, as its beneficial ownership of Common Stock is now below 5% of the shares of Common Stock outstanding as disclosed in the 10-Q.

(c)	The Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund.

(c)
Except as set forth in the attached Exhibit 2, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Amendment No. 3 to Schedule 13D.

(d)
The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein.  The Individual Reporting Persons are managing members of the Manager.

(e)
As of the close of business on July 18, 2013, the Individual Reporting Persons ceased to be subject to the beneficial ownership filing requirements under Section 13 of the Securities Exchange Act of 1934, as amended, as their beneficial ownership of Common Stock is now below 5% of the shares of Common Stock outstanding as disclosed in the 10-Q.

Item 7.	Material To Be Filed as Exhibits.

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k).

2.	Transactions in Shares of Common Stock by Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2013

TINICUM LANTERN II L.L.C.,

On its own behalf and as the General Partner of

TINICUM CAPITAL PARTNERS II, L.P. and

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.

and as the Managing Member of

TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

/s/ Eric M. Ruttenberg________
By: Eric M. Ruttenberg,
               Managing Member

/s/ Terence M. O’Toole______
TERENCE M. O’TOOLE

/s/ Eric M. Ruttenberg ______
ERIC M. RUTTENBERG

EXHIBIT INDEX

Exhibit 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Exhibit 2	Transactions in Shares of Common Stock by Reporting Persons